590 Madison Avenue, 33rd Floor New York, NY 10022 212-287-2119 July 31, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attention: Ameen Hamady and Isaac Esquivel

Re:	BrightSpire Capital, Inc.
Form 10-K for the year ended December 31, 2024
File No. 001-38377

Dear Mr. Hamady and Mr. Esquivel:
    This letter sets forth the response of BrightSpire Capital, Inc. (the “Company”) to the comment from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in a letter dated July 18, 2025 (the “Comment Letter”) regarding the above referenced filings.
For ease of review, the Company has set forth below in bold type the numbered comment of the Staff in the Comment Letter, with the Company’s response thereto immediately following the comment.
Form 10-K for year ended December 31, 2024

Non-GAAP Supplemental Financial Measures
Undepreciated Book Value Per Share, page 60

1.We note your presentation of undepreciated book value and undepreciated book value per share as non-GAAP financial measures. In regard to your presentation please address the following
•Revise your disclosure regarding the definition of undepreciated book value as it does not appear to address all the items that are being adjusted from the most directly comparable GAAP measure, which appears to be stockholders’ equity excluding noncontrolling interests in investment entities. Specifically,

July 31, 2025

your definition does not appear to discuss non-GAAP impairment of real estate as an adjustment; and
•Expand your disclosure to indicate that the non-GAAP impairment adjustment is itself a non-GAAP financial measure, provide a reconciliation to its most directly comparable GAAP measure and expand your disclosure to discuss the usefulness of such measure.
Refer to Item 10(e) of Regulation S-K.

Response to Comment No. 1:

    In the Company’s future filings, the Company will enhance its disclosures regarding undepreciated book value and undepreciated book value per share (with additions underlined and deletions indicated by strikethroughs in the paragraph below) and to include a reconciliation of non-GAAP impairment of real estate as follows:

Undepreciated Book Value Per Share

We believe that presenting undepreciated book value per share is a more useful and consistent measure of the value of our current portfolio and operations for our investors as it~~. It additionally~~ enhances the comparability to our peers who do not hold similar real estate investments. Undepreciated book value per share excludes our share of accumulated depreciation and amortization on real estate investments (including related intangible assets and liabilities) and as of the quarter ended June 30, 2024, includes non-GAAP impairment of real estate and any related foreign currency translation. Non-GAAP impairment of real estate ~~and foreign currency translation excludes~~ is a non-GAAP measure that reflects our share of a property’s ~~the~~ carrying value ~~(including any related foreign currency translation)~~ on certain net leased and other real estate office properties whose non-recourse mortgages have matured ~~mature within 12 months~~ or who have been placed in a cash flow sweep by their lender. Our ability to refinance at their maturity dates is burdened by the current interest rate environment, lenders’ aversion to finance or refinance office properties and/or associated improvements or paydowns potentially demanded at such properties. Loan maturity defaults can and have led~~lead~~ to foreclosures. Cash flow sweeps restrict our ability to utilize earnings generated by a property. ~~Given this potential likelihood~~As such, we believe it is prudent to recognize impairments and exclude our share of the carrying value related to these properties.

The following table calculates our GAAP book value per share and undepreciated book value per share ($ in thousands, except per share data):

	June 30, 2025	December 31, 2024
Stockholders’ equity excluding noncontrolling interests in investment entities	XX	XX
Accumulated depreciation and amortization	XX	XX
Non-GAAP impairment of real estate	XX	XX
Foreign currency translation	XX	XX
Undepreciated book value	XX	XX

July 31, 2025

	June 30, 2025	December 31, 2024
GAAP book value per share	XX	XX
Accumulated depreciation and amortization per share	XX	XX
Non-GAAP impairment of real estate	XX	XX
Foreign currency translation	XX	XX
Undepreciated book value per share	XX	XX
Total outstanding shares - Class A common stock	XX	XX

	June 30, 2025	December 31, 2024
Impairment attributable to BrightSpire Capital, Inc.	XX	XX
Adjustments:
Current year non-GAAP impairment of operating real estate	XX	XX
Non-GAAP impairment as of prior fiscal year-end	XX	XX
Impairment attributable to BrightSpire Capital, Inc.	(XX)	(XX)
Non-GAAP impairment of real estate	XX	XX

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings, notwithstanding any review, comments, action or absence of action by the Staff.
        Should the Staff have any questions or comments, or would like additional information, please do not hesitate to contact me at (212) 287-2119.

Very truly yours,

BrightSpire Capital, Inc.

By: /s/ Frank V. Saracino
Name: Frank V. Saracino
Title: Chief Financial Officer

July 31, 2025

cc:	David Palamé
BrightSpire Capital, Inc.
David W. Bonser
Tifarah R. Allen
Hogan Lovells US LLP
Eric Rubin
Rivi Harari
Deloitte & Touche LLP
Tom Beversluis
Andrew Harvazinski
Ernst & Young LLP